SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Public Held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

NOTICE TO THE MARKET

TIM Participações S.A. ("Company") (BM&FBOVESPA: TIMP3, and NYSE: TSU),  hereby informs its shareholders and the market in general to other interested parties as follows:

With respect to the article reported in the blog of Journalist Lauro Jardim in Veja magazine online, which refers to a debt of R$ 6.6 billion and the insufficient level of accouting provisioning, as well as the allegation of an investigation by CVM and SEC, the company explains:

There is no debt of R$ 6.6 billion as the article reported. As presented in our financial statements on 31-Dec-2011 (note 25), this amount relates to contingencies which degree of risk, following internal and external legal advisor appraisals, requires no provisioning according to applicable accounting standards.

All assumptions of risk assessment adopted by the Company, which resulted in provisions for contingencies,  the Company reported in its financial statements, including those tributaries, were made in strict compliance with all applicable accounting rules, notably those issued by the Accounting Pronouncements Committee through the CPC 25 (equivalent to IAS 37), approved by CVM Resolution 594/2009.

The Company has ADRs listed on the NYSE and additionally is subject to controls and procedures listed in the U.S. Federal Law known as "Sarbanes-Oxley" (SOX), which establishes rules for the creation of committees in charge of overseeing the activities and operations of listed companies, in order to mitigate business risk, prevent fraud and ensure that there are ways to identify them when they occur (in the Company, the Fiscal Council / Audit Committee are executing such rule). Section 404 of SOX, for example, provides an annual assessment of internal controls (which has been conducted according to the rules) for issuing the financial statements, among which include those related to the accounting for provisions for contingencies.

Additionally, in accordance with SOX, the independent auditor of the Company must issue a specific report stating the eficiency of its internal controls and procedures implemented to disclosure the financial statements, and it has been done on a regular basis without any relevant occurrence.

In the fiscal years 2009, 2010 and 2011, the independent auditors executed specific procedures testing the methods utilized by the Company and issued unqualifieds audit reports, attesting the reliability of our financial statements and the effectiveness of internal control and proceedures executed for issuing our financial reports. There was not a single year in our history, that effective losses surpassed the level of provision carried so far, which serves as an indicator that the decisions taken by the Company, based also on information from external advisors and subject to review by independent auditors have been adequate.

The Company acknowlodges about one claim made to CVM by a minority shareholder JVCO Participações Ltda., a subsidiary of Docas Investimentos S.A. controlled by Mr. Nelson Tanure, in respect of aforementioned article. The Company has already pronounced long ago about this claim, expressly and in details, to CVM which has not yet issued an official position. The Company continues to apply adequate procedures and provide reliable financial information to the market. Also, the Company has no knowledge about any investigation or inquiry being conducted by SEC, nor being requested to pronounce to this agency about such matter.

Thus we understand that the related notice is absolutely not true, misleading and wrongly stated, especially in a entity with our characteristics. The Company is analyzing judicial actions to be taken in order to preserve Company’s interest as well as other shareholders.

Rio de Janeiro, October 2nd, 2012.

TIM Participações S.A.
Rogerio Tostes Lima
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 02, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.